Exhibit 99.1

Wix Reports Strong Second Quarter 2017 Results Above Expectations; Expands Market
Potential with Introduction of Wix Code

•	Revenue Growth Accelerates to 51% Y/Y – Record Collections of $117.1 million, up 44% Y/Y

•	Free Cash Flow of $17.4 million grew 71% Y/Y

•	Added over 192,000 Net Premium Subscriptions for a total of 2.9 Million, up 35% Y/Y

•	Introduced Newest Product Innovation, Wix Code, a Formidable New Solution Enabling Creators, Designers and Developers to Create Powerful Web Applications

NEW YORK, July 27, 2017 -- Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, today reported another strong quarter of financial results for the second quarter ended June 30, 2017, again exceeding the high end of guidance on all key metrics.

"Our focus on product development and innovation once again resulted in a strong quarter," said Avishai Abrahami, Co-founder and CEO of Wix. "With the addition of Wix Code, we now have a product targeted specifically to creators, designers and developers. This is a remarkable product that significantly expands our addressable market to those who want to build complex web applications that can be tailored for any business need. With Wix ADI, the Wix Editor, our vertical applications and now Wix Code, Wix provides a product set that can be used by any user, regardless of skill set, to create anything online."

Lior Shemesh, CFO of Wix, commented, "We generated record collections and revenue this quarter driven by year over year growth in new registered users and conversion to premium subscriptions. Free cash flow grew significantly as we continue to realize operating leverage over our operating expenses. We believe we will continue to drive growth and gains in operating leverage through the second half of 2017."

Q2 2017 Financial Summary

	Three months ended June 30,
$ in thousands	2017	2016	Y/Y growth	Prior Q2 2017 Outlook
Revenue	$103,522	$68,730	51%	$101,000 - 102,000
Collections	$117,121	$81,453	44%	$116,000 - 117,000
Operating Income (Loss)	$(10,563)	$(10,490)	NM
Non-GAAP Operating Income (Loss)	$3,516	$(2,980)	NM

Net Cash Provided by Operating Activities	$19,651	$11,314	74%
Free Cash Flow	$17,412	$10,185	71%

Additional Q2 2017 Results and Highlights

•
Gross margin on a GAAP basis was 83%, compared to 84% in the second quarter of last year. The decline in the second quarter was due to additional amortization of intangibles related to recent acquisitions. Non-GAAP gross margin, calculated as non-GAAP gross profit as a percent of revenue, was 84%, compared to 85% in the second quarter of last year. Non-GAAP gross margin represents GAAP gross profit adjusted for the impact of share-based compensation expense, acquisition-related costs and amortization divided by revenue.

•	GAAP net loss was $(14.3) million, or $(0.31) per share, compared to a net loss of $(11.4) million, or $(0.28) per share for the second quarter of 2016

•	Non-GAAP net loss was $(0.2) million, or $(0.00) per share, compared to a non-GAAP net loss of $(3.7) million, or $(0.09) per share for the second quarter of 2016

•
Net cash provided by operating activities for the second quarter of 2017 was $19.7 million, while capital expenditures totaled $2.2 million, leading to free cash flow of $17.4 million, compared to $10.2 million in the second quarter of last year

•	Added 192,000 net premium subscriptions in the period – our second highest net additions ever – to reach 2.9 million as of June 30, 2017, a 35% increase over the second quarter of 2016

•
Added 5.5 million registered users in the second quarter – the second highest registered user additions in our history. Registered users as of June 30, 2017 were 109 million, representing a 24% increase compared to the end of the second quarter of 2016

Recent Business Highlights

•
Introduced Wix Code, a market-expanding platform enabling users to create powerful web applications: Wix Code provides an integrated development environment for the easy creation of web applications with custom business logic and a stunning user interface. This product opens new possibilities for creators, developers and designers looking for the easiest way to build web applications of all kinds tailored to their business needs. A closed alpha of Wix Code was released in June, and the Wix Code Beta is now accepting further applications. The release of Wix Code is not expected to have an effect on our financial results in 2017.

•
Launched SEO Wiz to power search optimization on Wix sites: Wix launched SEO Wiz, enabling users to create a personalized plan and ensure their Wix sites can be found online. SEO Wiz provides easy step-by-step interactive walkthroughs, with personalized checklists of to-dos, to optimize every page of a Wix website. Wix worked directly with the Google Search Console team to create a fast, easy and powerful solution for Wix users to index their sites. To date, over 1 million users have begun building their plan in SEO Wiz, and it was the most installed app from the Wix App Market in the first half of 2017.  Of users who have submitted a complete SEO Wiz plan, over 65% saw their site appear on the first Google search results page for their top keywords.

•
Launched Worldwide Ambassador Program: Wix Ambassadors around the globe partner with local technology, co-working and small business organizations in their local markets to empower millions of Wix users through workshops, events and professional tutorials and support. Already, 90 Ambassadors from 22 countries and in 10 languages have met thousands of Wix users and hosted over 100 events.

•	Wix Mobile Growth: Wix users have created 28 million mobile sites to date, making Wix one of the largest mobile site development platforms globally.

•
Global E-commerce Platform: E-commerce subscriptions reached over 388,000 during the quarter. Growth of e-commerce and other vertical application subscriptions continues to exceed overall subscriptions growth and accelerated during the quarter, highlighting Wix's broad reach with small businesses.

•
Desktop and Mobile Business Management and Growth Solutions: Continued engagement with the Wix ecosystem is illustrated by over 600 million user contacts saved onto the Wix platform by our users. Leveraging Wix's CRM system on the desktop and the Wix App on mobile devices, business owners can track their customer activity data, manage relationships, communicate using Wix Engage, get paid via Wix Invoices and launch marketing campaigns and newsletters via Wix ShoutOut, our email marketing solution, from a single location, anywhere.

Financial Outlook

The Company is introducing its outlook for the third quarter of 2017as follows:

	Q3 2017 Outlook	Y/Y growth
Revenue	$109 - $110 million	44% – 45%
Collections	$117 - $118 million	34% – 35%

Wix is reaffirming its outlook for the full year 2017:

	FY 2017 Outlook	Y/Y growth
Revenue	$421 - $423 million	45% – 46%
Collections	$473 - $477 million	38% – 39%
Free Cash Flow	$67 – 68 million	85% - 88%

Conference Call and Webcast Information

Wix will host a conference call at 5:00 p.m. ET on Thursday, July 27, 2017 to answer questions about the financial and operational performance of the business during the second quarter 2017. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the company has posted a shareholder update, supplemental data sheet and supporting slides to its Investor Relations website at https://investors.wix.com/results. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 53229077.  A telephonic replay of the call will be available through August 3, 2017 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID 53229077.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is a leading cloud-based development platform with over 110 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. Wix ADI, the Wix Editor and a highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnepropetrovsk, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Visit us: on our blog,  Facebook, Twitter, Instagram, LinkedIn, Pinterest and Google+

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating loss, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related costs and amortization, divided by revenue. Non-GAAP operating loss represents operating loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to free cash flow to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including the availability, merchantability or functionality of certain new products or features and their anticipated product demand and customer satisfaction, and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "outlook," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict, including the timing of product releases, and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; customer acceptance of new products and other challenges inherent in new product development, changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading "Risk Factors" in the Company's 2016 annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2017. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
ir@wix.com
415-449-4716

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	June 30,
	2016	2017
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$93,064	$124,132
Short term deposits	78,240	61,055
Restricted cash and deposit	931	1,093
Trade receivables	8,279	8,704
Prepaid expenses and other current assets	17,346	24,414
Total current assets	197,860	219,398
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,750	10,566
Prepaid expenses and other long-term assets	2,622	3,088
Intangible assets and goodwill, net	5,452	49,713
Total long-term assets	16,824	63,367

Total assets	$214,684	$282,765

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$20,709	$28,933
Employees and payroll accruals	20,230	25,938
Deferred revenues	146,987	182,220
Accrued expenses and other current liabilities	18,847	26,650
Total current liabilities	206,773	263,741

Long term deferred revenues	9,746	13,126
Long term deferred tax liability	634	3,908
Long-term loan	-	1,219
Total long-term liabilities	10,380	18,253

Total liabilities	217,153	281,994

Shareholders' Equity (Deficiency)
Ordinary shares	74	74
Additional paid-in capital	241,154	275,414
Other comprehensive income (loss)	(389)	3,740
Accumulated deficit	(243,308)	(278,457)
Total shareholders' equity (deficiency)	(2,469)	771

Total liabilities and shareholders' equity (deficiency)	$214,684	$282,765

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)

Revenue	$68,730	$103,522	$130,316	$196,060
Cost of revenue	11,018	18,025	21,525	32,888
Gross Profit	57,712	85,497	108,791	163,172

Operating expenses:
Research and development	25,483	36,749	49,955	69,418
Selling and marketing	36,026	48,016	76,480	102,345
General and administrative	6,693	11,295	12,614	22,443
Total operating expenses	68,202	96,060	139,049	194,206
Operating loss	(10,490)	(10,563)	(30,258)	(31,034)
Financial income, net	(105)	(2,043)	400	(1,895)
Other income (expenses)	1	1	1	1
Loss before taxes on income	(10,594)	(12,605)	(29,857)	(32,928)
Taxes on income	826	1,659	1,475	2,221
Net loss	$(11,420)	$(14,264)	$(31,332)	$(35,149)

Basic and diluted net loss per share	$(0.28)	$(0.31)	$(0.77)	$(0.78)
Basic and diluted weighted-average shares used to compute net loss per share	41,166,589	45,390,479	40,772,744	45,043,215

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP OPERATING LOSS AND NET LOSS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$475	$695	$903	$1,201
Research and development	3,558	6,586	6,669	11,312
Selling and marketing	1,122	1,778	2,103	3,197
General and administrative	1,772	2,920	3,389	5,251
Total share based compensation expenses	6,927	11,979	13,064	20,961
(2) Amortization	186	1,240	373	1,426
(3) Acquisition related expenses	397	860	1,580	4,625
(4) Taxes on income	197	-	372	-
Total adjustments of GAAP to Non GAAP	$7,707	$14,079	$15,389	$27,012

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Operating loss	$(10,490)	$(10,563)	$(30,258)	$(31,034)
Adjustments:
Share based compensation expenses	6,927	11,979	13,064	20,961
Amortization	186	1,240	373	1,426
Acquisition related expenses	397	860	1,580	4,625
Total adjustments	$7,510	$14,079	$15,017	$27,012

Non GAAP operating income (loss)	$(2,980)	$3,516	$(15,241)	$(4,022)

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Gross Profit	$57,712	$85,497	$108,791	$163,172
Share based compensation expenses	475	695	903	1,201
Amortization	-	1,040	-	1,040
Acquisition related expenses	-	-	-	28
Non GAAP Gross Profit	58,187	87,232	109,694	165,441

Non GAAP Gross margin	85%	84%	84%	84%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net loss	$(11,420)	$(14,264)	$(31,332)	$(35,149)
Share based compensation expense and other Non GAAP adjustments	7,707	14,079	15,389	27,012
Non-GAAP net loss	$(3,713)	$(185)	$(15,943)	$(8,137)

Basic Non GAAP net loss per share	$(0.09)	$(0.00)	$(0.39)	$(0.18)
Weighted average shares used in computing basic Non GAAP net loss per share	41,166,589	45,390,479	40,772,744	45,043,215

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Revenues	$68,730	$103,522	$130,316	$196,060
Collections	$81,453	$117,121	$157,147	$231,667
Free Cash Flow	$10,185	$17,412	$8,051	$32,193
Number of registered users at period end (*)	87,405	108,739	87,405	108,739
Number of premium subscriptions at period end (*)	2,121	2,865	2,121	2,865

(*) the numbers without DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Revenues	$68,730	$103,522	$130,316	$196,060
Change in deferred revenues	12,723	13,599	26,831	35,607
Collections	$81,453	$117,121	$157,147	$231,667

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net cash provided by operating activities	$11,314	$19,651	$10,389	$36,048
Capital expenditures, net	(1,129)	(2,239)	(2,338)	(3,855)
Free Cash Flow	$10,185	$17,412	$8,051	$32,193

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW EXCLUDING DEVIANTART ACQUISITION COSTS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net cash provided by operating activities	$11,314	$19,651	$10,389	$36,048
Capital expenditures, net	(1,129)	(2,239)	(2,338)	(3,855)
DeviantArt acquisition costs	-	-	-	2,738
Free Cash Flow excluding DeviantArt acquisition costs	$10,185	$17,412	$8,051	$34,931

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	September 30, 2017		December 31, 2017
	Low	High	Low	High

Projected revenues	$109,000	$110,000	$421,000	$423,000
Projected change in deferred revenues	$8,000	$8,000	52,000	54,000
Projected collections	$117,000	$118,000	$473,000	$477,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(11,420)	$(14,264)	$(31,332)	$(35,149)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,206	1,346	2,450	2,643
Amortization	186	1,142	373	1,462
Share based compensation expenses	6,927	11,980	13,064	20,962
Tax benefit related to exercise of share options	197	-	372	-
Increase in accrued interest and exchange rate on short term and long term deposits	(163)	(53)	(393)	(167)
Deferred income taxes, net	(21)	(184)	(47)	(397)
Decrease (increase) in trade receivables	(1,510)	1,124	(532)	760
Decrease (increase) in prepaid expenses and other current and long-term assets	(2,121)	743	(3,710)	(3,170)
Increase (decrease) in trade payables	(590)	2,151	4,034	6,659
Increase (decrease) in employees and payroll accruals	3,089	(5,160)	3,311	(205)
Increase in short term and long term deferred revenues	12,723	13,599	26,831	35,607
Increase (decrease) in accrued expenses and other current liabilities	2,811	7,227	(4,032)	7,043
Net cash provided by operating activities	11,314	19,651	10,389	36,048
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	18,422	16,664	23,188	33,050
Investment in short-term deposits and restricted deposits	(18,257)	(5,000)	(25,257)	(15,650)
Purchase of property and equipment	(1,129)	(2,239)	(2,338)	(3,855)
Payment for Businesses acquired	-	(3,257)	-	(33,091)
Net cash provided by (used in) investing activities	(964)	6,168	(4,407)	(19,546)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	4,250	7,416	7,571	14,736
Credit line repayment	-	-	-	(170)
Net cash provided by financing activities	4,250	7,416	7,571	14,566
INCREASE IN CASH AND CASH EQUIVALENTS	14,600	33,235	13,553	31,068
CASH AND CASH EQUIVALENTS—Beginning of period	38,179	90,897	39,226	93,064
CASH AND CASH EQUIVALENTS—End of period	$52,779	$124,132	$52,779	$124,132